OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response...... 12.00



16014779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
MAR 03 2016
Washington DC
404

SEC File Number
8-49679

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning January 1, 2015 and ending December 31, 2015

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3333 Warrenville Road, Suite 500
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Patrick B. Joyce (630) 577-2380
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)
777 E Wisconsin Ave #32
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick B. Joyce, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Oberweis Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



THOMAS JOYCE
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 12, 2017

Signature

Executive Vice President

Title

Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors.
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

OBERWEIS SECURITIES, INC.

TABLE OF CONTENTS

OBERWEIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS

ASSETS	
Cash and cash equivalents	$ 7,185
Receivable from clearing broker-dealer	2,607,922
Receivable from investment company - related party	201,708
Marketable securities, at fair value (cost $5,400,803)	5,447,771
Deposits with clearing organization	131,062
Interest receivable	79,615
Other receivables	2,273
TOTAL ASSETS	$ 8,477,536

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to clearing broker-dealer	$ 5,981,693
Accrued commissions	32,737
Accrued expenses and other liabilities	637,740
Total Liabilities	6,652,170
STOCKHOLDERS' EQUITY	1,825,366
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,477,536

See notes to financial statements.

OBERWEIS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the year ended December 31, 2015

NOTE 1 – Nature of Operations

Oberweis Securities, Inc. (the "Company") is an introducing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, bonds, municipals, options, mutual funds, variable contracts, private placements, selling group participation and "best efforts" or firm commitment underwritings, and effects transactions for its own investment account. The Company also sponsors, distributes, offers, and sells affiliated mutual funds with all mutual fund shares offered on an application-way basis or processed through its clearing broker.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions for the account and risk of the Company, when present, are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of cash and cash equivalents, receivables, payables and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments' short-term nature.

The fair value of the Company's marketable securities is based on quoted market prices and other significant observable inputs.

For the year ended December 31, 2015, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective January 1, 2009. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statements of income. The Company did not have any uncertain tax positions for the year ended December 31, 2015. Income tax returns for the years ended December 31, 2012 through 2015 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through February 12, 2016, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

NOTE 3 - Marketable Securities

The Company holds for its own investment account various fixed income securities and mutual fund shares. The cost and unrealized gain and loss as of and for the year ended December 31, 2015 is as follows:

Cost	$ 5,400,803
Gross unrealized gains	63,110
Gross unrealized losses	(16,142)
Total fair value	5,447,771
Add - receivable from clearing broker-dealer	2,607,922
Less - payable to clearing broker-dealer	(5,981,693)
Marketable securities, net	$ 2,074,000

Marketable securities are valued and carried at fair value on a recurring basis.

NOTE 4 – Note Receivable – Related Party

Effective May 14, 2013, the Company entered into an interest bearing loan agreement with the President of the Company for $100,000. The borrowings under this agreement were in the form of an unsecured promissory note. The promissory note has a maturity date of May 14, 2016 and interest is payable annually at 3%. On June 4, 2015 the President of the Company paid the promissory note in full with accrued interest.

NOTE 5 - Income Taxes

The provision for income tax expense for the year ended December 31, 2015 consisted of the following components:

Current:	
Federal	$ -
State	-
Total current income tax expense	$ -

NOTE 6 - Retirement Plan

The Company sponsors a 401(k) plan that is funded by employee contributions and discretionary employer matching contributions. Amounts contributed to the plan by the Company for the year ended December 31, 2015 totaled $94,228.

NOTE 7 - Related Parties

The Company has expense sharing agreements with Oberweis Asset Management, Inc. ("OAM") and Oberweis Publishing Company, Inc. ("OPC"), both of which are related parties with common ownership to that of the Company.

The OAM agreement entitles the Company to monthly payments of $10,000 from OAM and the Company funds certain payroll and compensation expenses on behalf of OAM and OAM funds certain overhead and operating expenses on behalf of the Company. During the year ended December 31, 2015, the Company received a total of $636,558 under this agreement consisting of $20,000 of service fees, $760,333 of payroll costs funded by the Company less $143,775 of overhead and operating expenses funded by OAM. Additionally, in connection with the distribution and promotion of affiliated mutual funds, the Company received fees from The Oberweis Funds for services rendered.

The OPC agreement entitles the Company to monthly payments of $250 in exchange for publishing services provided by Company employees.

The amounts received by the Company under the expense sharing agreements for the year ended December 31, 2015 totaled $639,558 which is reflected on the Statement of Income as service fees – related party. There were no amounts due from OAM or OPC at December 31, 2015.

The Company sponsors The Oberweis Funds and receives distribution fees for services rendered. During 2015, fees earned were $2,012,929. As of December 31, 2015 amounts due to the Company relating to these fees were $201,708.

NOTE 8 - Fair Value of Financial Instruments

The Company follows accounting principles generally accepted in the United States of America for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported, and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are unadjusted quoted market prices for identical assets in active markets.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs that are unobservable and not corroborated by market data.

NOTE 8 - Fair Value of Financial Instruments (cont.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There are no changes in the methodologies used at December 31, 2015:

> ***Fixed Income Securities*** – Classified as Level 2, as quotes may not be available from pricing vendors a variety of techniques may be used to estimate value. Estimates of value may be based on certain minimum principal amounts (e.g. $1 million) and may not reflect all of the factors that affect the value of the security, including liquidity risk. The values are not firm bids or offers. The market value of a security may differ from its purchase price and may not closely reflect the value at which the security may be sold or purchased based on various market factors. The majority of fixed income securities held by the Company are municipal bonds.
>
> ***Mutual funds*** - Classified as Level 1, as they are traded in an active market for which the Net Asset Values are readily available. The Company primarily invests in The Oberweis Funds.

The Company is responsible for the determination of fair value. The Company has not historically adjusted the prices obtained from the pricing services used. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below and on the following page present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	December 31, 2015			
	Total	**Level 1**	**Level 2**	**Level 3**
Mutual funds	$ 239,217	$ 239,217	$ -	$ -
Fixed income securities	5,208,554	-	5,208,554	-
Total Marketable Securities	$ 5,447,771	$ 239,217	$ 5,208,554	$ -

NOTE 9 - Stockholder Agreement

The transfer of the Company's shares is restricted by a stockholder agreement dated November 17, 2004.

NOTE 10 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 11 - Commitments and Contingent Liabilities

The Company was named as the respondent in an arbitration proceeding filed with the Financial Industry Regulatory Authority ("FINRA"). The claimants in the case, who are former customers of the Company, claim that the Company failed to adequately supervise a former registered representative who allegedly recommended several outside investments to the customers. The representative's association with the Company ended nearly five years before the claimants filed the arbitration proceeding. Claimants seek damages in the range of $5 million to $10 million, based upon alleged losses in the outside investments. The Company cannot state with certainty what the eventual outcome of the pending arbitration will be. The Company does not believe the resolution of this matter will have a material adverse impact on the results of operations in any future period.

NOTE 12 - Commitments and Contingent Liabilities

The Company is an introducing broker that executes and clears all transactions with and for customers on a fully-disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 13 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $1,262,751, which was $1,162,751, in excess of its minimum required net capital of $100,000. The Company's aggregate indebtedness ratio was 0.53 to 1. No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2015 FOCUS filing.


BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
United States of America

T: +1 414 777 5500
F: +1 414 777 5555

bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Oberweis Securities, Inc.
Lisle, Illinois

We have audited the accompanying statement of financial condition of Oberweis Securities, Inc. as of December 31, 2015. The statement of financial condition is the responsibility of Oberweis Securities, Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Oberweis Securities, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
February 22, 2016